Exhibit 99.1

FOR IMMEDIATE RELEASE

Gold Royalty, Abitibi Royalties and Golden Valley Complete Combination

Vancouver, British Columbia – November 5, 2021 – Gold Royalty Corp. (NYSE American: GROY) (“Gold Royalty”), Golden Valley Mines and Royalties Ltd. (TSXV: GZZ, OTCQX: GLVMF) (“Golden Valley”) and Abitibi Royalties Inc. (TSXV: RZZ) (OTC-Nasdaq Intl: ATBYF) (“Abitibi Royalties”) are pleased to announce the completion of the previously announced business combinations between Gold Royalty and each of Abitibi Royalties and Golden Valley by way of statutory plans of arrangements (the “Arrangements”).

David Garofalo, CEO, President and Chairman of Gold Royalty, stated: “We are pleased to announce the successful completion of this key consolidation opportunity in the precious metals royalty space. The transactions further expand our portfolio by adding, among other things, a cornerstone royalty over the world class Canadian Malartic mine and further increase our presence in Québec and Nevada, two of the most favoured mining regions worldwide. Importantly, our balance sheet remains strong, with approximately US$45 million in cash and marketable securities as at November 4, 2021. We welcome Abitibi Royalties and Golden Valley shareholders as we continue to seek and evaluate additional acquisition opportunities to further continue our core growth trajectory.”

Glenn J. Mullan, former CEO, President and Chairman of Golden Valley, stated: “I would like to thank Golden Valley’s shareholders for their continued support throughout the years. With 191 royalties, including six cash-flow stage royalties and seven royalties that present near-term cash-flow opportunities, Gold Royalty holds a well-balanced, diversified and peer-leading portfolio. I am excited to join the board of directors of Gold Royalty, and to continue the prospect generation and royalty creation model in Québec and Ontario as part of Gold Royalty’s experienced team.”

Ian Ball, former CEO and President of Abitibi Royalties, stated: “The new Gold Royalty will become a driving force within the precious metals sector, focused on the goal of generating superior returns for its shareholders. I would like to thank our shareholders for their long-term support and look forward to seeing the management team and board at Gold Royalty execute on the business.”

Appointment of Director

In connection with completion of the Arrangements, Glenn J. Mullan was appointed to the board of directors of Gold Royalty.

The Arrangements

The Arrangement involving Golden Valley was completed under the Canada Business Corporations Act and became effective at 12:01 a.m. (Vancouver time) today. The Arrangement involving Abitibi Royalties was completed under the Business Corporations Act (British Columbia) and became effective at 12:05 a.m. (Vancouver time) today. Pursuant to the respective Arrangements, Gold Royalty acquired all of the issued and outstanding Golden Valley and Abitibi Royalties common shares, with:

(i)	Golden Valley shareholders entitled to receive 2.1417 Gold Royalty common shares for each Golden Valley share held immediately prior to the effective time of such Arrangement; and

(ii)	Abitibi Royalties shareholders entitled to receive 4.6119 common shares of Gold Royalty for each Abitibi Royalties share held immediately prior to the effective time of such Arrangement.

The total consideration payable by Gold Royalty to holders of Golden Valley and Abitibi Royalties shares on closing of the Arrangements consisted of an aggregate of 61,104,200 Gold Royalty Shares. Additionally, pursuant to the Golden Valley Arrangement, each of its 1,166,389 options that were outstanding immediately prior to the effective time were exchanged for 2,498,045 options to purchase Gold Royalty Shares as more fully set forth in the Golden Valley Arrangement.

The shares of each of Golden Valley and Abitibi Royalties are expected to be delisted from the TSX Venture Exchange effective as of the close of market on November 5, 2021. Each of Golden Valley and Abitibi Royalties has also submitted an application to cease to be a reporting issuer under applicable Canadian securities laws and to otherwise terminate its public reporting requirements.

Information for Golden Valley and Abitibi Royalties Shareholders

In order to receive Gold Royalty Shares in exchange for shares of Golden Valley and Abitibi Royalties, registered shareholders of each such company must complete, sign, date and return the applicable letter of transmittal that was mailed to them in accordance with the instructions provided therein. For further information registered shareholders of Golden Valley and Abitibi Royalties should contact Odyssey Trust Company by dialing 1 (587) 885-0960 (within and outside North America).

Golden Valley and Abitibi Royalties shareholders that own their shares through a broker or other intermediary should contact such broker or other intermediary regarding their receipt of Gold Royalty Shares under the applicable Arrangement.

Further information regarding each Arrangement, including instructions on how to receive certificates or direct registration statements for the Gold Royalty Shares thereunder, is set out in the respective management information circulars of Golden Valley and Abitibi Royalties, each dated October 1, 2021, copies of which are available on the respective profiles of Golden Valley and Abitibi Royalties on SEDAR at www.sedar.com.

Early Warning Reporting

In connection with its acquisitions of all of the issued and outstanding shares of each of Golden Valley and Abitibi Royalties, Gold Royalty will file early warning reports under Canadian National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues (“NI 62-103”).

In addition, as a result of completion of the Arrangement, Gold Royalty has indirectly acquired beneficial ownership of, and control and direction over, 4,170,910 common shares of International Prospect Ventures Inc. (“IZZ”), representing 13.42% of its issued and outstanding shares, and 6,719,088 common shares of Val d’or Mining Corp. (“VZZ”), representing 37.96% of its issued and outstanding shares, held by Golden Valley. Gold Royalty will file early warning reports under NI 62-103 in connection with such indirect acquisitions. Prior to such indirect acquisitions, Gold Royalty did not own or have control or direction over any common shares of IZZ or VZZ. Such shares are held for investment purposes and Gold Royalty and Golden Valley may determine to increase or decrease their ownership from time to time based upon their review of market conditions and other relevant factors.

A copy of each such report will be filed on the respective SEDAR profiles of the applicable issuers at www.sedar.com.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact

Gold Royalty Corp.

David Garofalo, CEO, President and Chairman

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Note Regarding Forward-looking Statements: Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) and involve known and unknown risks, uncertainties and other factors that may cause Gold Royalty’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such forward-looking statements, including but not limited to statements relating to: the anticipated benefits of the Arrangements and Gold Royalty’s future growth plans and strategies, involve risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among others, any inability of Gold Royalty to realize the benefits of either proposed transaction, any inability to identify and complete suitable acquisition opportunities; any inability of the operators of the properties underlying Gold Royalty’s royalty and other interests to execute proposed plans for such properties, risks related to such operators or the exploration, development and mining operations of the properties underlying Gold Royalty’s royalty and other interests; impacts of macroeconomic developments as well as the impact of and the responses of relevant governments to the COVID-19 pandemic and the effectiveness of such responses; and any inability of Gold Royalty to carry out growth plans. Although Gold Royalty has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gold Royalty does not undertake to update any forward-looking statements, except in accordance with applicable securities laws

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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